UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-39547

Boqii Holding Limited

Building 9, No. 388, Shengrong Road

Pudong New District, Shanghai 201210

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

As Boqii Holding Limited (“Boqii” or the “Company”) previously announced, the Company ceased the listing of the American Depositary Shares (the “ADSs”) representing its Class A ordinary shares of par value US$0.001 each on the NYSE American LLC (“AMEX”) and listed its Class A ordinary shares of a par value of US$0.16 each on a post-reverse stock split basis for trading on AMEX in substitution for the ADSs (the “Substitution Listing”), effective on July 11, 2025 (the “Effective Date”).

Immediately following the termination of the ADS Facility and on the Effective Date, the Company implemented a reverse stock split (the “Reverse Split”), pursuant to which every 160 Class A ordinary shares of a par value of US$0.001 each (the “Ordinary Shares”) consolidated into one new Class A ordinary share of a par value of US$0.16 each (each, a “New Ordinary Share”). As a result, on the Effective Date, each holder of the Company’s Ordinary Shares received one (1) New Ordinary Share, with a par value of US$0.16 each, for every 160 Ordinary Shares previously held. Outstanding ADSs were automatically cancelled and exchanged for the corresponding number of New Ordinary Shares at a rate 15/16, or 0.9375 of a New Ordinary Share for each ADS cancelled (the “Mandatory Exchange”). All resulting fractional shares were rounded up to the nearest whole number of shares on the participant level. On July 7, 2025, the Company filed the Fourteenth Amended and Restated Memorandum and Articles of Association with the registrar in the Cayman Islands.

The New Ordinary Shares commenced trading on AMEX on the Effective Date on a post-Reverse Split basis and after the Mandatory Exchange under the symbol “BQ”. The new CUSIP number for the New Ordinary Shares is G1311F119.

On July 11, 2025, the Company issued a press release announcing the effectiveness of the Mandatory Exchange and Reverse Split. A copy of the press release is furnished hereto as Exhibit 99.1.

The foregoing description of the Fourteenth Amended and Restated Memorandum and Articles of Association does not purport to be complete and is qualified in its entirety by reference to the Certificate of Amendment, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 6-K and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report shall be incorporated by reference into the Company’s registration statement on Form F-3, as amended, which became effective on November 23, 2022 (File no. 333-267919), and be a part thereof from the date on which this Report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
3.1	The Fourteenth Amended and Restated Memorandum and Articles of Association
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Director, co-Chief Executive Officer and Chief Financial Officer

Date: July 11, 2025

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